EX99.(a)(6)
                                     [LOGO]


                                                                 August 20, 2001

To Hungry Minds Stockholders:

     We are pleased to inform you that on August 12, 2001, Hungry Minds entered into a merger agreement with John Wiley & Sons, Inc. ("Wiley") pursuant to which Wiley's direct or indirect, wholly owned subsidiary has today commenced a cash tender offer to purchase all of the outstanding shares of Hungry Minds stock for $6.09 per share in cash.

     The tender offer is conditioned on the minimum tender of a majority of Hungry Minds' shares (on a fully diluted basis) as well as other conditions described in the offering materials enclosed with this letter. Those materials also describe Wiley's commitment to complete its acquisition of Hungry Minds, once the tender offer is successfully consummated, through a merger in which all of Hungry Minds' shares not purchased in the tender offer will be converted into the same net price as is paid in the tender offer.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF WILEY'S TENDER OFFER AND THE RELATED MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, HUNGRY MINDS' STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE WILEY OFFER BY TENDERING ALL OF YOUR HUNGRY MINDS SHARES BEFORE THE OFFER EXPIRES ON SEPTEMBER 17, 2001.

     Enclosed with this letter is a Schedule 14D-9 containing the Hungry Minds Board of Directors' recommendation and explaining the reasons behind it, as well as the background to the transaction and other important information. Included as Annex II to our Schedule 14D-9 is the written opinion, dated August 12, 2001, of Morgan Stanley & Co. Incorporated, Hungry Minds' financial advisor, to the effect that, as of that date and based on and subject to the matters stated in such opinion, the $6.09 per share cash consideration to be received by Hungry Minds' stockholders was fair, from a financial point of view, to Hungry Minds' stockholders.

     Also enclosed with this letter are Wiley's Offer to Purchase, a Letter of Transmittal and other related documents. These documents set forth the terms and conditions of Wiley's tender offer and the merger and provide instructions on how to tender your shares. We urge you to read the enclosed materials carefully.


                                         Very truly yours,

                                         /s/ John J. Kilcullen
                                         -----------------------

                                         John J. Kilcullen
                                         Chairman and Chief Executive Officer